May 6, 2013 By EDGAR Submission U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549
Attention: Ms. Kate Tillan

Re:	Skyworks Solutions, Inc.
Form 10-K for the Fiscal Year Ended September 28, 2012
Filed November 21, 2012
File No. 001-5560
Ladies and Gentlemen:
This letter relates to the letter, dated April 25, 2013, to our client, Skyworks Solutions, Inc. (the “Company”), from Ms. Kate Tillan, Assistant Chief Accountant, for Mr. Martin James, Senior Assistant Chief Accountant, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).
On behalf of the Company, and as discussed by telephone with Mr. Gary Newberry of the Staff, this letter is to confirm that the Company will respond to the Staff's comments on or before May 23, 2013.
If you require additional information or wish to discuss the timing of the Company's response, please do not hesitate to contact the undersigned at 617-526-6989, or Mark G. Borden of WilmerHale at 617-526-6675.
Very truly yours,
/s/ Ian R. Kaminski

Ian R. Kaminski

cc:    Mark V.B. Tremallo, Skyworks Solutions, Inc.
Robert J. Terry, Skyworks Solutions, Inc.
Mark G. Borden, WilmerHale